Mail Stop 6010

June 22, 2007

Mr. Brad W. Buss
Chief Financial Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, CA 95134

> **Re:** **Cypress Semiconductor Corporation**
> **Form 8-K dated April 26, 2007**
> **File No. 1-10079**

Dear Mr. Buss:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated April 26, 2007

1.   We note that you present non-GAAP financial measures in the form of condensed consolidated statements of operations. This format may be confusing to investors as it reflects numerous non-GAAP financial measures which have not been individually described to investors. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented and explain why you believe each non-GAAP measure provides useful information to investors.

- To eliminate investor confusion please remove the non-GAAP condensed consolidated statements of operations from all future filings and instead disclose only the specific non-GAAP financial measures used by management that you wish to highlight for investors, with the appropriate reconciliations and disclosures. Please note that this comment applies to both the non-GAAP condensed consolidated statements of operations and the related roll-forward appearing on the subsequent page that is also in the format of a statement of operations.

- Please note that in the event that your Form 8-K is incorporated by reference into a '33 Act registration statement we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time we may request an amendment to the Form 8-K.

2.   As a related matter, we see that your non-GAAP financial measures exclude recurring expenses such as stock-based compensation (including acquisition related stock-based compensation) and intangibles amortization. Accordingly, your disclosures about individual non-GAAP measures should also consider the guidance from Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. In that regard your disclosures about individual non-GAAP measures should also address the following:

- The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

- The economic substance behind management's decision to use such a measure;

- The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

- The manner in which management compensates for these limitations when using the non-GAAP financial measure; and,

- The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

3. Throughout the earnings release your disclosures do not identify and describe financial measures determined according to GAAP with equal or greater prominence with non-GAAP financial measures. Please revise future earnings releases to conform to the guidance from Item 10(e)(1)(i)(A) of Regulation S-K.

4. Please revise future earnings releases to identify individual "adjusted-GAAP" financial measures as "non-GAAP" financial measures.

5. We see the disclosure of measures of segment profit per diluted share. Please tell us how your disclosure considers the guidance from Question 11 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3605 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding these comments. Please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Gary Todd
Review Accountant